UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13G
(Rule 13d-1,2)


INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND RULES 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*


INDUSTRIE NATUZZI, SPA
(Name of Issuer)


Common Stock

(Title Of Class of Securities)


456478106
(CUSIP Number)











*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


----------------------------------
CUSIP NO. 456478106 13G
----------------------------------

-------------------------------------------------------------
 1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Mercury Asset Management Group plc

-------------------------------------------------------------
 2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
(a) [ ]
(b) [ ]
-------------------------------------------------------------
 3	SEC USE ONLY

-------------------------------------------------------------
 4	CITIZENSHIP OR PLACE OF ORGANIZATION

	England

-------------------------------------------------------------
5	SOLE VOTING POWER

None

  NUMBER OF	------------------------------------------------
   SHARES	6    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY	     3,310,333
   EACH
 REPORTING	-------------------------------------------------
PERSON WITH	7    SOLE DISPOSITIVE POWER

None

-------------------------------------------------
8	SHARED DISPOSITIVE POWER

3,310,333

------------------------------------------ --------------------
 9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,310,333

------------------------------------------- -------------------
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[ ]

---------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.8%

---------------------------------------------------------------
12	TYPE OF REPORTING PERSON*

HC, IA

--------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!



SCHEDULE 13G

Item 1 (a)	Name of Issuer:
	---------------


INDUSTRIE NATUZZI, SPA
Item 1 (b)	Address of Issuer's Principal Executive Offices:
	------------------------------------------------

VIA IAZZITIELLO 47
70029 SANTERAMO
ITALY, L6


Item 2 (a)	Names of Persons Filing:
	------------------------

Mercury Asset Management Group plc


Item 2 (b)	Address of Principal Business Office, or, if none, Residence:
	--------------------------------------------------

Mercury Asset Management Group plc
33 King Williams Street
London EC4R9AS
England

Item 2 (c)	Citizenship:
	------------
                      England

Item 2 (d)	Title of Class of Securities:
	-----------------------------

Common Stock

Item 2 (e)	CUSIP Number
---------------
456478106

Item 3	If this statement is filed pursuant to Rules 13d-1
	--------------------------------------------------
(b); or 13d-2(b), check whether the person filing is a
	--------------------------------------------------

(a) [ ] Broker or Dealer registered under Section 16 of the Act
(b) [ ] Bank as defined in section 3(a)(6) of the Act
(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act
(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(l)(ii)(F)
(g) [X] Parent Holding Company, in accordance with Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


Item 4	Ownership
	----------

	(a)   Amount Beneficially Owned:

See Item 9 of Cover Pages. Pursuant to Section 240.13d-4, Mercury Asset Management Group plc, (the "Reporting Company") disclaims beneficial ownership of the securities of Morgan Stanley India Investment Fund, Inc. referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Company is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of Morgan Stanley India Investment Fund, Inc. referred to herein other than than in the case of such held by Mercury Asset Management Group plc in proprietary accounts.

	(b)   Percent of Class:
See Item 11 of Cover Pages

(c)   Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
See Item 5 of Cover Pages

(ii)	shared power to vote or to direct the vote:
See Item 6 of Cover Pages

(iii)	sole power to dispose or to direct the disposition of:
See Item 7 of Cover Pages

(iv)	shared power to dispose or to direct disposition of:
See Item 8 of Cover Pages


Item 5	Ownership Five Percent or Less of a Class.
	------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].


Item 6	Ownership of More than Five Percent on Behalf of Another Person.
------------------------------------------------

		Not Applicable


Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company.
--------------------------------------------------

See Exhibit A


Item 8	Identification and Classification of Members of the Group.
--------------------------------------------------

Not Applicable


Item 9	Notice of Dissolution of Group.
	-------------------------------

Not Applicable



Item 10	Certification.
--------------




By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY ASSET MANAGEMENT GROUP PLC


Date:  February 17, 1998	By:                    James Stratford
                                                ----------------------
                                                James Stratford*

                                                Group Compliance Officer
                                                ----------------------
                                                Title


Date:  February 17, 1998                   By:  Helen Perkins
                                                ----------------------
                                                Signature*
                                                Helen Perkins
                                                ----------------------
                                                Name
                                                Authorized Signatory
                                                ----------------------
                                                Title

-----------------

* Designated Authorized Signatory.



EXHIBIT A TO SCHEDULE 13G
-----------------------------

ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
-----------------------------------------
   The relevant subsidiaries of Mercury Asset Management Group plc are:
(1) Mercury Asset Management plc, a corporation primarily engaged in business of managing portfolio investments for its investment clients, organized under the laws of England; (ii) Mercury Fund Managers Limited, a corporation primarily engaged in the business of managing portfolio investments for its investment clients under the laws of England; (iii) Mercury Asset Management Japan Ltd., a corporation primarily engaged in the business of managing portfolio investments for its investment clients organized under the laws of Japan; and (iv) Mercury Asset Management Channel Islands Ltd, a corporation primarily engaged in the business of managing portfolio investments for its clients, organized under the laws of Jersey Channel Islands.